Exhibit A

to the

Capital Group Fixed Income ETF Trust

Amended and Restated Investment Advisory and Service Agreement

Fund	Management Fees	Effective Date
Capital Group Core Plus Income ETF	0.34%	9/16/22
Capital Group Municipal Income ETF	0.27%	9/16/22
Capital Group U.S. Multi-Sector Income ETF	0.39%	9/16/22
Capital Group Short Duration Income ETF	0.25%	9/16/22
Capital Group Core Bond ETF	0.27%	6/5/23
Capital Group Short Duration Municipal Income ETF	0.25%	6/5/23
Capital Group International Bond ETF (USD-Hedged)	0.45%	3/8/24
Capital Group Municipal High-Income ETF	0.34%	3/8/24
Capital Group Ultra Short Income ETF	0.18%	3/8/24
Capital Group High Yield Bond ETF	[0.39%]	6/9/25